SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2003

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	Our consolidated financial statements as of September 30, 2003 and December 31, 2002 and for the nine-month periods ended September 30, 2003 and 2002.

2.	Our operating and financial review and prospects.

Item 1

Consolidated financial statements

As of September 30, 2003 and December 31, 2002 and for the nine-month periods ended September 30, 2003 and 2002

TELEFONICA DE ARGENTINA S.A.

Item 1

Limited review report of independent public

accountants on interim financial statements

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of September 30, 2003 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the nine-month period then ended, prepared according to generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“Argentine GAAP approved by the CPCECABA”) applicable to consolidated financial statements, all stated in millions of pesos, as indicated in paragraph 8 of this report.

2.	The above-mentioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our limited review conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.	We have not reviewed the financial statements of the consolidated subsidiary, Telinver S.A., as of September 30, 2003. The negative equity interest in Telinver S.A. as of September 30, 2003 amounts to $44 million and the results computed in the consolidated financial statements for the nine-month period ended on that date for the investment in this company amounted to a Loss before financial loss of $4 million and Net income of $2 million. The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated October 31, 2003, with an observation related to uncertainties about both Telinver S.A.’s ability to continue as a going concern and the recoverability of accumulated minimum presumed income tax credits for a booked value of $4 million. Therefore, paragraph 9 of this report, with regard to the figures included in Telefónica’s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

5.	In note 2.7 to the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these consolidated financial statements, with regard to the measures implemented by the Argentine Government to deal with the economic crisis therein mentioned. Future final results may differ from those evaluations and estimates. The accompanying consolidated financial statements should be read considering these circumstances.

As described in note 11.1. to the accompanying consolidated financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 1.1 describes several initiatives, including some exceptional measures, the Company’s Management has taken to mitigate to date the current impact of this situation. However, whether the recorded amounts of fixed assets and minimum presumed income tax credit of $7,555 million and $75 million, respectively, both corresponding to the telecommunications business, are fully recoverable, as well as any consequence that might exist on the Company’s operations, will depend on the final effect that the outcome of such renegotiation may have on the Company’s economic and financial equation. As of September 30, 2003 Telefónica’s unconsolidated current assets are lower than its unconsolidated current liabilities in $1,781 million, the latter including approximately 70% (US$587 million) of debt owed by Telefónica to the Company’s indirect controlling company. The Company’s ability to meet its short-term liabilities will depend on the indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. The uncertainty described above raises substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements as of September 30, 2003 do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

6.	As explained in note 2.3 to the consolidated financial statements, as from the current fiscal year and by application of General Resolution No. 434/03 of the National Securities Commission (CNV), the consolidated financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the CPCECABA when they were adopted through various resolutions, and certain other modifications introduced by the CNV. The changes introduced are explained in the aforementioned note to the consolidated financial statements.

7.	In accordance with the accounting principles changes to which the preceding paragraph refers, the consolidated balance sheet as of September 30, 2003 as well as the related additional disclosures must be presented in comparative form with the figures as of December 31, 2002, expressed in constant pesos (see paragraph 8 of this report). Furthermore, the consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2003 as well as the related additional disclosures are presented in comparative form with the figures for the same period of the preceding year, all expressed in constant pesos as indicated in paragraph 8 of this report. On February 12, 2003 and November 8, 2002 we issued our audit reports on the consolidated financial statements of the Company as of December 31, 2002 and on the consolidated financial statements of the Company for the nine-month period ended September 30, 2002, respectively, expressing a qualified opinion due to uncertainties regarding both the recoverability of the booked value of certain assets and the Company’s ability to continue as a going concern (see paragraph 5 of this report). Such audit reports state that with respect to the Company’s consolidated subsidiary, Telinver S.A., our opinion was based on the reports dated January 30, 2003 and November 4, 2002 issued by other auditors who expressed a qualified opinion due to uncertainties affecting the balances included in Telinver S.A.’s financial statements as of December 31, 2002 and as of September 30, 2002, respectively (see paragraph 4 of this report). Additionally, our above-mentioned audit reports make reference to the government imposed restrictions for making money transfers abroad that were in force as of the dates of such reports and to their potential effect on the ability of the Company to settle its liabilities with foreign creditors. Subsequently, on May 6, 2003, as described in note 2.7 to the consolidated financial statements, such restrictions were substantially lifted.

8.	As explained in note 2.2. to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV established the discontinuance of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina, the restatement of financial statements to reflect the effects of inflation is still in effect. In compliance with the provisions of the aforementioned General Resolution, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the figures been restated for inflation as of the end of the period, the Company’s shareholders’ equity and net income for the period would have amounted to approximately $2,743 million and $420 million, respectively. The consolidated balance sheet as of December 31, 2002 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

9.	Based on our review, conducted as described in paragraphs 3 and 4 of this report, which did not include all the procedures necessary to enable us to express an opinion on the consolidated financial statements referred to in the first paragraph, we are able to report that:

a)	the consolidated financial statements as of September 30, 2003, referred to in paragraph 1 of this report, take into account all the material facts and circumstances of which we are aware and,

b)	except for the matter described in paragraph 8 of this report and subject to the final outcome of the situations described in paragraphs 4 and 5, we have no observations to make on the aforementioned consolidated financial statements.

10.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP approved by the CPCECABA, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,

November 10, 2003

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 –see notes 2.3. and 2.5.)

	September 30, 2003	December 31, 2002
ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	17	46
Investments (note 22.c and d)	337	353
Trade receivables (note 3.1.b)	223	315
Other receivables (note 3.1.c)	139	197
Inventories (note 3.1.d)	19	15
Other assets (note 3.1.e)	3	3

Total current assets	738	929

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	13	5
Other receivables (note 3.1.c)	149	113
Investments (note 22.c)	15	18
Fixed assets (note 22.a)	7,569	8,476
Intangible assets (note 22.b)	83	87

Total noncurrent assets	7,829	8,699

Total assets	8,567	9,628

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	362	415
Bank and financial payables (note 3.1.g)	1,956	3,294
Payroll and social security taxes payable (note 3.1.h)	79	73
Taxes payable (note 3.1.i)	78	95
Other payables (note 3.1.j)	71	54
Reserves (note 22.e)	4	3

Total current liabilities	2,550	3,934

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	64	68
Bank and financial payables (note 3.1.g)	2,766	2,963
Payroll and social security taxes payable (note 3.1.h)	22	28
Other payables (note 3.1.j)	56	65
Reserves (note 22.e)	210	160

Total noncurrent liabilities	3,118	3,284

Total liabilities	5,668	7,218

SHAREHOLDERS’ EQUITY	2,899	2,410

Total liabilities and shareholders’ equity	8,567	9,628

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see notes 2.3. and 2.5.)

	September 30, 2003	September 30, 2002
NET REVENUES (2)	2,006	2,436
COST OF SERVICES PROVIDED (note 3.1.k)	(1,457)	(1,734)

Gross profit	549	702
ADMINISTRATIVE EXPENSES (note 22.h)	(276)	(336)
SELLING EXPENSES (note 22.h)	(111)	(372)

Operating income / expense	162	(6)
(LOSS) / INCOME ON EQUITY INVESTMENTS	(2)	1
HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (3)
Exchange differences	(78)	114
Interest and financial charges	49	(9)
Inflation loss on monetary accounts	(3)	(863)
Other (note 3.1.m)	—	(18)
HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (4)
Exchange differences	872	(3,080)
Interest and financial charges	(410)	(528)
Inflation gain on monetary accounts	4	767
Other (note 3.1.m)	(9)	(25)
OTHER EXPENSES, NET (note 3.1.l)	(59)	(101)

Income / (loss) from operations before income tax	526	(3,748)
INCOME TAX (note 2.4.k)	—	51

Net income / (loss)	526	(3,697)

Earnings / (losses) per share (1)	0.30	(2.12)
Earnings / (losses) per ADS (1)	3.01	(21.17)

(1)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.4.n).
(2)	See note 2.4.m)
(3)	Mainly related to current investments, trade receivables, other receivables and inventories.
(4)	Mainly related to trade, bank and financial and other payables.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

AND THE YEAR ENDED DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			EARNINGS / (LOSSES)			TOTAL
	CAPITAL STOCK		Subtotal
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock		Legal reserve	Reserve for future dividends (2)	Accumulated Losses
Balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(51)	5,872
Balance modification (note 2.3.3)	—	—	—	—	—	(51)	(51)

Modified balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(102)	5,821
Net loss for the nine-month period ended September 30, 2002	—	—	—	—	—	(3,697)	(3,697)

Balance as of September 30, 2002	1,746	2,135	3,881	416	1,626	(3,799)	2,124
Net income for the three-month period ended December 31, 2002	—	—	—	—	—	286	286

Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3,513)	2,410
Transition adjustment for change in accounting principles (3)	—	—	—	—	—	(37)	(37)
Net income for the nine-month period ended September 30, 2003	—	—	—	—	—	526	526

Balance as of September 30, 2003	1,746	2,135	3,881	416	1,626	(3,024)	2,899

(1)	Includes 2,355 treasury shares (see note 1.2).
(2)	See note 4.
(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments (see note 2.3.2).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see notes 2.3. and 2.5.)

	September 30, 2003	September 30, 2002
Cash and cash equivalents at end of period	354	354
Cash and cash equivalents at beginning of year	399	147

(Decrease)/Increase in cash and cash equivalents	(45)	207

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income / (loss) for the period	526	(3,697)
Adjustments to reconcile net income / (loss) for the period to net cash provided by operations:
Income tax	—	(51)
Exchange differences (2)	(841)	2,999
Inflation (gain)/loss on monetary accounts (4)	(1)	39
Fixed assets depreciation	959	1,039
Material consumption	23	51
Net book value of fixed assets retired	—	4
Net book value of intangible assets retired	—	8
Intangible assets amortization	21	38
Cost of services provided	18	16
Holding gains in derivative financial instruments	(14)	—
Increase in allowances and accruals	55	259
Loss/(income) on equity investments	2	(1)
Holding losses/(gains) in inventories	—	10
Accrual interest (8)	309	535
Changes in assets and liabilities:
Trade receivables	88	145
Other receivables	5	(76)
Inventories	(22)	(32)
Trade payables	(42)	(144)
Payroll and social security taxes payable	1	2
Taxes payable	42	(63)
Other payables	3	(36)
Reserves (5)	(1)	—
Collected interests	25	21
Payment of tax on minimum presumed income	(63)	—

Cash flows from operating activities	1,093	1,066

Cash flows used in investing activities:
Fixed assets purchases (3) (6)	(75)	(101)

Cash flows used in investing activities	(75)	(101)

Cash flows used in financing activities:
Loans obtained	39	—
Loans paid	(729)	(580)
Interest paid	(360)	(173)
(Decrease)/Increase in intangible assets (7)	(13)	(5)

Cash flows used in financing activities	(1,063)	(758)

(Decrease)/Increase in cash and cash equivalents	(45)	207

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 17 and 337, respectively, as of September 30, 2003; (ii) 46 and 353, respectively, as of December 31, 2002 (cash at beginning of the fiscal year), (iii) 62 and 292, respectively, as of September 30, 2002; and (iv) 83 and 64, respectively, as of December 31, 2001.
(2)	In 2003 and 2002, net of (47) and 33 corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the period, respectively.
(3)	In 2002, net of 29 of capitalized exchange differences.
(4)	In 2002, net of 57 corresponding to monetary loss originated in local currency cash and cash equivalents.
(5)	Net of deferred tax assets.
(6)	In 2002, net of 15 financed by bank and financial payables.
(7)	Net of financial charges.
(8)	In 2003 and 2002, net of 4 and 11, respectively, financed by trade payables.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 AND COMPARATIVE INFORMATION (See note 2.5)

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in Argentine Pesos or some other currency) restated as described in note 2.2)

1.	OPERATIONS OF THE COMPANY AND CORPORATE REORGANIZATION

1.1.	Operations of the Company

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 established, subject to the results of the legal proceedings mentioned in note 9, a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“S.C.”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the S.C. for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one the Company has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of usual supplies and the cost of technology – related investments usually required by the business that the Company develops, and the situation affecting service rates described in note 11.1. Some of these measures include:

•	Capital expenditures. The Company has implemented a plan to adapt its capital expenditures rapidly. To that end the Company continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which the Company deem to be high priority.

•	Operating costs reduction. The Company renegotiated most of its contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination.

•	Increased collection rates. The Company has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. The Company implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, the Company has entered into a debt restructuring that has resulted in the extension of maturity terms.

Although the Company has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on the Company’s economic and financial equation (see note 11.1).

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in the markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of telecommunications activities reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica has signed a Management Agreement with the operator Telefónica, S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. The management fee amounted to 9% of the “gross margin”, as defined in the agreement. In addition, on October 30, 2002, TESA notified the Company about the exercise of the option to extend the duration of the Management Agreement for an additional period of five years to be counted as from April 30, 2003 by virtue of the right conferred by such agreement. In that respect, on July 30, 2003, the Company entered into a Supplement to the Management Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.

1.2.	Corporate reorganization

TESA, the indirect controlling shareholder, has carried out its plan to make a global reorganization of its activities and the activities of its subsidiaries by business line. As a consequence of this plan, on January 30, 2001 and March 30, 2001, the Company’s Board of Directors and Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

As a consequence of the above mentioned reorganization, the Company spun off its assets and liabilities related to the data transmission business and no longer holds any interest in Telefónica Comunicaciones Personales S.A. (“TCP S.A.”), Telefónica Data Argentina S.A. (“TDA S.A.”) (formerly known as Advance Telecomunicaciones S.A.) and Telecomunicaciones y Sistemas S.A. (“TYSSA S.A.”), merged into TDA S.A. as from July, 1, 2003, whose businesses had previously been reorganized to merge certain assets and liabilities of those companies in Telefónica. According to the Board of Directors’ and Special Shareholders’ Meetings of the Company and of the above-mentioned subsidiaries, the Company’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore the Company’s capital stock was reduced) and those interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company’s Board of Directors’ and Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged the shares of the Company for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in the Company. As a result of the capital reduction caused by the spin-offs, the shares exchanged by the minority shareholders were cancelled, holding an approximately equal equity interest percentage in the Company and in the companies into which the spun-off businesses were merged. Registration with the Public Registry of Commerce of the above mentioned reorganization became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. The Company acquired, at their listing value, the fractions of Company shares held by minority shareholders. The related 2,355 treasury shares were acquired at a price of $2.242 (amount restated as described in note 2.2) per share. Until these shares are sold, the Company may not exercise any of the rights inherent therein.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 4 and the modifications introduced by TR No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of September 30, 2003, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002 and for the nine-month period ended September 30, 2002 (see note 2.5), the Company has used Telinver’s financial statements as of those dates, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.3). In addition, pursuant to new accounting standards (see note 2.3), in the case of seasonal businesses, the balance sheet corresponding to the same date of the prior year should also be included as comparative information. In this respect, in the Company’s opinion, although Telinver’s transactions may be considered to be seasonal as a result of the cyclical nature of the business, the corresponding impact on the financial data presented in the consolidated balance sheet as of December 31, 2002 is not significant.

In addition, the new accounting standards mentioned above require consolidation at companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“E-Commerce S.A.”) are not significant, the Company has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non-presentation of the Company’s financial statements consolidated with E-Commerce S.A.’s financial statements as of September 30, 2003 and December 31, 2002 and for the nine month-periods ended September 30, 2003 and 2002 does not constitute a significant omission considering the Company’s financial statements taken as a whole.

Participation in the directly controlled subsidiary as of September 30, 2003 is as follows:

		Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,217	99.99999

2.2.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency described in TR No. 6. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions and according to the requirements of General Resolution No. 272 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.8, on March 6, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved Resolution MD No. 3/2002 applicable to financial statements for fiscal years or interim periods ending on or after March 31, 2002, ordering, among other provisions, the reinstatement of inflation accounting in financial statements in accordance with the guidelines contained in TR No. 6 with the changes recently incorporated by RT No.19 and provides that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 31, 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealing Decree No.316/95, instructing the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements restated to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of September 30, 2003 have been prepared recognizing the effects of variations in the purchasing power of money until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of September 30, 2002 and December 31, 2002, presented for comparative purposes as described in note 2.5., arise from the restatement of the amounts included in the financial statements as of those dates in constant currency as of February 28, 2003, and from applying the new accounting principles indicated in note 2.3.3.

The restatement into constant Argentine Pesos method was applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in note 2.4.g).

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was 118.2% for the period January through December 2002, 0.7% for the period January through February 2003 and a decrease of 2.1% for the period March 2003 through September 2003.

The CPCECABA considers that the conditions for the application of the restatement for inflation set forth in TR No. 6 continue as of September 30, 2003. The summary of balance sheet and statement of operations information for the nine-month period ended September 30, 2003 arising after applying the referred resolution computing the variation in the wholesale price index for the period March through September 2003 is as follows:

Balance Sheet:

Current assets	738
Noncurrent assets	7,671

Total assets	8,409

Current liabilities	2,548
Noncurrent liabilities	3,118

Total liabilities	5,666

Shareholders’ Equity:

Capital Stock, reserves and Unappropriated losses of prior years	2,323
Net income (1)	420

Total Shareholders’ Equity	2,743

(1)	The effect on income arising from applying the resolution above mentioned was mainly generated in the financial results.

In addition, balances as of September 30, and December 31, 2002, presented for comparative purposes (see note 2.5.) would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.	Accounting principles applied

On December 8, 2000, the Governing Board of the FACPCE approved TR Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by CPCECABA to become mandatory for fiscal years beginning on or after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued TR No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above technical resolutions to become effective for the fiscal years beginning on January 1, 2003 and with early adoption allowed.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA with the amendments adopted by the CNV (see note 2.2).

On February 5, 2003, the FACPCE approved TR No. 21, which replaces TR Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved TR No. 21 with some amendments. TR No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s financial statements, the approval of the above mentioned TR is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation criteria, which have been recorded by the Company, its controlled company and related company, as detailed below:

1) Accounting measurement of certain receivables and payables at their discounted value

TR No. 17 establishes the following mechanism as one of the general criterion: certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible, to dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the 2003 fiscal year is not material.

The effect of this standard on the amounts presented in comparative information (see note 2.5) has not been significant.

2) Derivative financial instruments

TR No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging derivative instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the derivative instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the period once the assets or liabilities covered have an impact on the income/loss for such period. If, instead, the derivative instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the period. In both cases, the non-effective coverage portion of derivative financial instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year application.

3) Deferred tax

As of December 31, 2002, the Company determined its income tax expenses in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between book and taxable income.

TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See note 2.4.k).

The cumulative effect on shareholders’ equity at the beginning of the nine-month period ended September 30, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million pesos.

2.4.	Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2., do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA (see note 2.3.).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each period.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.4.g, 2.4.k, 2.7, 11, 14 and 15 for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see note 2.7).

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b) Current Investments:

Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the period.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of the period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. Therefore, in accordance with TR No. 17 and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of September 30, 2003 and December 31, 2002 this rate stood approximately at 1% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of the period/year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from discounted valued based on the rate of the transaction.

Trade receivables include services provided and settlements with foreign correspondents, both billed, and services and settlements accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it is likely that it will recover it.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See note 10.1) are accrued and recorded in the statement of operations during the fiscal year in which such increases occur.

“Patriotic Bond”: was accounted for at face value in foreign currency, stated at the exchange rate applicable to their settlement prevailing as of the end of the period/year in accordance with the uses intended by the Company plus the financial income accrued until those dates, which is not different from the measurement at the discounted value by the interest rate of the instrument. The Company intends to hold the Patriotic Bond until the related maturity date and continue applying them against future taxes (see note 15.1).

Tax credit certificates (“TCC”): were accounted for at face value plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which is not different from the measurement at the discounted value by the interest rate of the instrument. The Company intends to hold the tax credit certificates until the related maturity date and apply them against future taxes (see note 15.2).

Universal Service contribution (see note 17): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation (see note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f) Noncurrent investments:

The 50% interest in E-Commerce S.A. as of September 30, 2003 and December 31, 2002 was accounted for by the equity method based on the financial statements as of September 30, 2003 and December 31, 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of September 30, 2003 and December 31, 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the nine-month period ended September 30, 2003 amounts to 4 million pesos and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the year ended December 31, 2002 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference), (restated as described in note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of September 30, 2003 of 7,555 million pesos is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company’s economic and financial equation (see note 11.1.).

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license merged into the Company, in connection with the corporate reorganization mentioned in note 1.2. related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Expenses incurred in connection with the issuance of negotiable obligations have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the period based on the number of bonds actually exchanged through the referred exchange offer (See note 13.).

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i) Reserves:

During the normal course of business, the Company is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of September 30, 2003, the amount booked for such purpose is 214 million pesos.

j) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations, paying for this matter a fixed percentage. The Company values the covered obligations at the period/year end closing exchange rate and also recognizes separately the derivative instruments at their estimated fair value (see note 2.3.2.).

k) Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See note 11.1), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 764 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 153 million pesos will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 458 million pesos will be carried forward and applied to offset taxes in equal amounts over the next three years.

As of December 31, 2002 the Company kept on a consolidated basis a tax loss carryforward of approximately $3,715 million pesos (1,300 million pesos at a 35% tax rate) that could be applied to offset future income tax charge of the current year and the subsequent years until 2007. The Company has estimated taxable income of approximately 777 million pesos (773 million pesos corresponding to Telefónica) for the interim period ended September 30, 2003 that will result in tax payable if tax results continue to be a gain at the end of the fiscal year, and which, should that be the case, could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

These carryforwards will mature as follows:

Amounts in million pesos
2005	14
2007	3,701

3,715

The following table presents the components of the Company’s deferred tax balance:

	September 30, 2003		December 31, 2002
Deferred tax assets

Income tax on tax loss carryforwards	1,027	(1)	1,315

Exchange differences deductible in future fiscal years	175		217
Allowance for doubtful accounts	92		133
Interest deductible in future fiscal years	—		60
Accrual for contingencies and other non-deductible allowances and accruals	132		94

	1,426	(2)	1,819	(2)
Allowance for deferred tax assets	(1,272	) (2)	(1,660	) (2)

Subtotal	154		159

Deferred tax liabilities

Fixed assets	(129)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(154	) (2)	(159	) (2)
Total	—		—

(1)	Net of 273 million pesos of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the nine-month period ended September 30, 2003.
(2)	As of September 30, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 62, 2 and 60 million pesos, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84, 2 and 82 million pesos, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil as of the nine-month period ended September 30, 2003 and a tax gain for the nine-month period ended September 30, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	September 30, 2003	September 30, 2002
Net income/(loss) before tax at statutory income tax rate	184	(1,312)

Permanent differences:

Non deductible expenses	23	1
Inflation restatement effect	181	(554)
Reversal of allowance for deferred tax assets	(388)	—
Allowance for deferred tax assets	—	1,814

Income tax benefits (1)	—	(51)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the nine-month period as of September 30, 2002.

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each period/ year. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the nine-month period ended September 30, 2003 in the amount of 32 million pesos that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica (Telecommunications business) of 75 million pesos and 49 million pesos as of September 30, 2003 and December 31, 2002, respectively, are fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company´s economic and financial equation (See note 11.1). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on the Company’s tax projections.

l) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated as described in note 2.2 except for the “Capital stock - Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the nine-month period ended on September 30, 2003 include approximately 43 million pesos corresponding to the one time effect of this type of agreements.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of September 30, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 36 million pesos.

Operations statement accounts for the nine-month period ended September 30, 2003 have been restated as described in note 2.2 as follows:

–	those accounts used to record monetary transactions during the course of each period have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

–	charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2); and

–	financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

n) Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of 1 peso and with a vote per share.

2.5.	Comparative Financial Statements

According to TR No. 8, the Company’s financial statements as of September 30, 2003 and for the nine-month period then ended, have been presented with the following comparative information:

•	Balance sheet: as of December 31, 2002.

•	Statement of operations, of changes in shareholders’ equity and cash flows: for the nine-month period ended September 30, 2002.

The same disclosure criteria have been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

The comparative information described above has been restated as explained in note 2.2.

2.6.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of September 30, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of September 30, 2003 and December 31, 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the nine-month periods ended as of September 30, 2003 and 2002, respectively, amount to approximately 3.7% and 3.6% of net sales and balances as of September 30, 2003 and December 31, 2002, respectively, 68 million pesos and 75 million pesos

Of the above-mentioned balances as of September 30, 2003 not yet collected as of the date of issuance of these financial statements, approximately 51 and 2 million of pesos for the Company and Telinver, respectively, were past due as of September 30, 2003. On the basis of the Company’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Company’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above.

The estimated financial effects of the possible deferral of collections from such government agencies have been considered to value such balances as of September 30, 2003. The portion of net value booked related to these receivables that the Company estimated that will be collected within twelve months has been classified as noncurrent as of September 30, 2003 and December 31, 2002 (see note 3.1.b) and 3.2).

2.7.	Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of September 30, 2003 the increase was 191% (US$ 1 = $ 2.915).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the Argentine Central Bank (“BCRA”); such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts;

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see note 11.1);

(e)

following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause as of December 31, 2003 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003.

Some of these regulations, which directly and indirectly affect the Company’s business relations, have been challenged in legal actions by third parties, to which the Company is not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to September 2003, there was an increase in the Argentine consumer price index of 44.6% and an increase in the Argentine wholesale price index of 115.1% according to the information provided by INDEC.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 22.g) (balances restated as described in note 2.2):

a)	Cash:

	Current
	September 30, 2003	December 31, 2002
Cash	1	1
Bank (1)	16	45

	17	46

(1)	In 2003 and 2002, includes 2 and 11 from provincial bonds, respectively and 1 and 3 from federal bonds, respectively, which circulate in lieu of currency.

b)	Trade receivables:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003 (3)	December 31, 2002
Past Due (1)	277	445	27	30
Current	215	250	—	—

Subtotal	492	695	27	30
Allowance for doubtful accounts (2)	(269)	(380)	(14)	(25)

Total	223	315	13	5

(1)	As a result of refinancing past-due trade receivables, approximately 10 and 19 pesos of refinanced receivables are disclosed as current receivables as of September 30, 2003 and December 31, 2002, respectively.
(2)	See note 22.e).
(3)	See note 2.6.

c)	Other receivables:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Guarantee deposits	6	7	—	—
Prepayments to vendors	2	2	—	—
Related Companies (1)	51	45	—	—
Financial Prepayments	—	12	—	—
Prepaid rentals	1	2	1	—
Prepaid services	21	22	1	1
Tax credit certificates (2)	16	15	—	15
Legal deposits	4	3	—	—
Value added tax	—	2	—	—
Tax on minimum presumed income	—	—	79	52
Patriotic Bond (3)	15	61	67	41
Net Deferred tax asset (4)	—	—	1,272	1,660
Prepaid insurance	5	3	—	—
Other	18	23	1	4

Subtotal	139	197	1,421	1,773
Allowance for other receivables (5)	—	—	(1,272)	(1,660)

Total	139	197	149	113

(1)	See note 16.3.
(2)	See note 15.2.
(3)	See note 15.1.
(4)	See note 2.4.k).
(5)	See note 22.e).

d)	Inventories:

	Current
	September 30, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	8	3
Telephone equipment and other equipment	15	15
Prepayments to vendors	2	4

Subtotal (note 22.f)	26	22
Allowance for impairment in value and slow turnover (note 22.e)	(7)	(7)

Total	19	15

e)	Other assets:

	Current
	September 30, 2003	December 31, 2002
Real property intended for sale	3	3

Total	3	3

f)	Trade payables:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Vendors, contractors and correspondents	236	301	—	—
Management fee	70	74	—	—
Billing on account and behalf of cellular and audiotext companies	35	25	—	—
Services collected in advance (1)	10	2	64	68
Other	11	13	—	—

Total	362	415	64	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible right to use network capacity, recognized ratably over the stated life of the agreement.

g)	Bank and financial payables:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Negotiable obligations (1)	53	50	2,431	2,510
Imports financing	22	61	31	28
Long-term financing	7	7	69	76
Foreign bank loans	118	149	235	346
Local bank loans	—	1	—	3
Related Company – Telefónica Internacional S.A. (“TISA”) (2)	1,712	3,020	—	—
Credit balances with banks	44	6	—	—

Total	1,956	3,294	2,766	2,963

(1)	See note 13.
(2)	See note 14 and note 16.3.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Vacation and bonus accrual	41	44	1	—
Social security taxes payable	11	14	—	—
Pre-retirement agreements and others (1)	14	12	21	28
Salaries payable	7	—	—	—
Other	6	3	—	—

Total	79	73	22	28

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and September 30, 2003 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	September 30, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	11	13
Health and safety taxes	19	17
Value added Tax	14	—
Minimum presumed income tax	14	49
Other	20	16

Total	78	95

j)	Other payables:

	Current		Noncurrent
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Financial Instruments (1)	11	5	31	32
International Telecommunication Union	21	21	—	—
Related companies payables (2)	23	10	—	—
Other	16	18	25	33

Total	71	54	56	65

(1)	Foreign currency swaps (see note 14).
(2)	See note 16.3

k)	Cost of services provided:

	September 30, 2003	September 30, 2002
Telecommunications services (note 22.h)	(1,439)	(1,718)
Cost of services provided (note 22.f)	(18)	(16)

Total	(1,457)	(1,734)

l)	Other expenses, net:

	September 30, 2003	September 30, 2002
Employee terminations	(32)	(36)
Contingencies	(24)	(56)
Net book value of fixed assets retired	—	(4)
Miscellaneous, net	(3)	(5)

Total (note 22.h)	(59)	(101)

m)	Others:

	September 30, 2003	September 30, 2002
Holding and financial income / (loss) on assets:
Net book value of intangible assets retired	—	(8)
Holding losses in inventories	—	(10)

Total	—	(18)

	September 30, 2003	September 30, 2002
Holding and financial income / (loss) on liabilities:
Holding gains in derivative financial instruments	14	—
Tax on interests	—	(19)
Intangible assets amortization	(15)	(6)
Tax on checking account credits and debits	(8)	—

Total	(9)	(25)

3.2	Aging of current investments, receivables and payables as of September 30, 2003.

	Assets				Liabilities
	Current Investments	Trade Receivables (a)		Other Receivables (c)	Trade Payables	Bank and Financial Payables (d)	Payroll and Social Security Taxes Payables	Tax Payables	Other Payables
Past-Due:
Up to three months	—	109		5	30	—	—	—	—
From three to six months	—	20		1	2	—	—	—	—
From six to nine months	—	13		1	1	—	—	—	—
From nine to twelve months	—	7		1	—	—	—	—	—
From one to two years	—	66		5	4	—	—	—	—
From two to three years	—	33		—	1	—	—	—	—
Over three years	—	56		—	—	—	—	—	—
At sight	2	—		22	—	44	1	21	38
Current:
Up to three months	335	202		61	304	1,561	32	43	15
From three to six months	—	7		18	13	302	31	—	12
From six to nine months	—	4		9	6	8	6	14	—
From nine to twelve months	—	2		16	1	41	9	—	6
From one to two years	—	—		27	3	325	9	—	11
From two to three years	—	—		22	3	264	5	—	11
From three to four years	—	—		22	3	38	4	—	10
From four to five years	—	—		78	3	957	2	—	10
Over five years	—	—		—	52	1,182	2	—	13

Subtotal:	337	519		288	426	4,722	101	78	126
Allowance for doubtful accounts	—	(283)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	337	236		288	426	4,722	101	78	127

Percentage accruing interest at fixed rate	99%	1%		6%	—	59%	—	—	33%
Percentage accruing interest at variable rate	—	58	% (b)	28%	—	39%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		6%	—	9%	—	—	6%
Average interest rate in local currency	4%	30%		4%	—	3%	—	—	—

(a)	Trade receivables balances include 27 past-due classified as noncurrent taking into account Company’s Management estimates regarding probable collection terms (see note 2.6).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	See Note 13 – Exchange Offer.

4.	DISTRIBUTION OF ACCUMULATED INCOME RESTRICTION AND RESERVES

As of September 30, 2003, the Company carries accumulated losses in the amount of 3,024 million pesos and net income for the period in the amount of 526 million pesos. As provided for by section 71 of Law No. 19,550, earnings cannot be distributed until prior-years accumulated losses are absorbed.

In addition, different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to dispose such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of September 30, 2003 these assets have a book value of about 623 million pesos (restated as described in note 2.2) and approximately 544 million pesos (restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTEL will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

6.	SUBSIDIARIES AND AFFILIATES

6.1.	Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 35 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 44 million pesos as of September 30, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550. However, Decree No. 1,269/02 dated July 16, 2002 has suspended the enforcement of clause 5 of section 94 and section 206 of the Law No. 19,550 until December 10, 2003.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to its own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11. and 14.

6.2.	E-Commerce

As of September 30, 2003, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7.	CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259	(2)

Total	1,746,052,429

(1)	All shares have equal voting rights.
(2)	See note 1.2.

Over the last fiscal years, the Company’s capital stock has changed as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001	Capital stock as of December 31, 2002	Capital stock as of September 30, 2003
Class A	1,091,847,170	1,091,847,170	1,091,847,170	1,091,847,170
Class B	654,205,259	654,205,259	654,205,259	654,205,259
Total	1,746,052,429	1,746,052,429	1,746,052,429	1,746,052,429

8.	AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission the purpose of which is to promote and support the development of Good Corporate Governance actions. This transitional three-member commission and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary Shareholders’ Meeting approved the inclusion of Section 13 bis in the Company’s by-laws. This Section shall come in force upon the creation, by the Board of Directors, of an Audit Committee, as provided for by Decree No. 677/01. The Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. The Audit Committee shall abide by the provisions set forth by the Public Offer Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules.

On May 19, 2003, the Company’s Board of Directors approved in connection with the Audit Committee i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions set forth by the CNV. The Audit Committee members shall be elected by the Board of Directors by proposal of the Board’s President and shall be well versed in accounting, financial and business issues. The Audit Committee will have the duties designated by applicable rules and regulations and specially those assigned by the Shareholders’ Meeting or the Board of Directors. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

9.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

The S.C. issued Resolution No. 1,686/99, October 10, 1999, as the date of ending of the transition period to competition in telecommunication industry. On June 9, 2000, the National Executive Power issued Decree No. 465/00 providing that as from November 9, 2000, the Argentine telecommunications market to be fully deregulated.

10.	COMMITMENTS

10.1	IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. The Company, TCP S.A., Telinver and TDA S.A. (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract’s amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note 2.8. The charges for the service received during the periods ended September 30, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by the Company consists of paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million pesos (plus if corresponding CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

10.2	Other

The Company signed contracts covering works to be executed in the outside and inside plant, of which approximately 49 million pesos are pending.

11.	RATES

11.1	Rate regulations

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the S.C. within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollars terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the S.C. issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina STET-France Telecom S.A. (“Telecom S.A.”), and the S.C. executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the year 2000/2001: The S.C. established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap for the year 2001/2002: The S.C. established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the S.C., other than monthly basic charges and the local measured service.

3.	Price Cap for the year 2002/2003: The S.C. established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the Price Cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the Price Cap related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public services, Law No. 25,561 provided for: (1) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization of the National Executive Power to renegotiate the conditions according to the above mentioned criteria.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25.561.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If as a result of the above mentioned renegotiation future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Agreement intend to preserve, such rate system would have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

11.2	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

12.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of September 30, 2003, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 92 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of September 30, 2003 the Company has paid approximately 6.8 million pesos (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telintar filed an application with the AFIP (Federal Public Revenue Agency)-DGI for the reimbursement of approximately 21.3 million pesos (historical currency) arising from the modification of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million pesos (historical currency) of Income and Asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million pesos of principal and 3.6 million pesos (historical currency) of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, the Company, as a successor in TLDA’s business, has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

On July 29, 2003, the Company received a communication sent by the National Communications Commission (“CNC”) requesting the Company and Telefónica Larga Distancia de Argentina S.A. (a company currently merged with the Company) to deposit $ 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). The Company, both with respect to its own operations and as successor of the rights and obligations of Telefónica Larga Distancia de Argentina S.A. has recorded a liability related to these savings for the outstanding principal, amounting to $21 million (see note 3.1.j), which, the Company understands is its total liability as of September 30, 2003. In the opinion of the Company´s Management and its legal counsel, the Company has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

13.	NEGOTIABLE OBLIGATIONS

As of September 30, 2003, there are seven negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)			Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
11/94	US$	81		10	11/2004	11.875	a)
05/98	US$	125.6		10	05/2008	9.125	a)
06/02	US$	71.4		4	07/2006	9.875	b)
08/03	US$	189.7		4	11/2007	11.875	b)
08/03	US$	220		7	11/2010	9.125	b)
08/03		$0.1	(c)	8	11/2011	10.375	b)
08/03	US$	148.1		8	11/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.
d)	Includes 2 million bought by the Company.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of the Company’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 27% of the total initial principal amount.

Additionally, in September 2003, the Company purchased US$ 2 million of the issue launched in November 1994; therefore, the outstanding amount under such issue as of September 2003 is US$ 79 million.

Exchange of Negotiable Obligations

On May 19, 2003 the Company’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

COINTEL’s negotiable obligations as included in the exchange offer are COINTEL’s Series A notes issued in July 1997 for US$ 225 million and Series B notes for $ 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in November 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and $4.6 million (plus US$ 0.2 million and $0.1 million as interest accrued to that date) in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.2 million of negotiable obligations at 10.375% peso denominated notes due in November 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, as described in note 14, the Company transferred COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in the TASA’s short-term financial debt to TISA.

The shareholders meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

14.	FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of September 30, 2003, Telefónica´s current assets are lower than current liabilities in 1,781 million pesos, the latter including approximately 70% (US$ 587 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.8 as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of these financial statements (see note 2.8).

As of September 30, 2003, Telefonica has financial and banking debt for the equivalent of 4,608 million pesos, of which 2,697 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA´s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short term liabilities will depend on the indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of September 30, 2003 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, that the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

-Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 304 million pesos as of September 30, 2003. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of September 30, 2003, the Company and its controlled company owed, approximately 1,712 million pesos (about US$ 587 million) to related parties, which mature between November, 2003 and March, 2004 and accrues interest at one-month LIBOR plus 8% per annum, payable monthly (see note 16.3). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until March 20, 2004,: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of November 10, 2003, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Company and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from COINTEL’s negotiable obligations acquired by the Company under the Offer to Exchange TASA-COINTEL’s negotiable obligations upon consummation of the Offer to Exchange COINTEL’s notes for the Company’s new notes as described in note 13.b) (“Offer to Exchange TASA-COINTEL”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, the Company settled a portion of the Company’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of COINTEL’s negotiable obligations denominated in U.S. dollars and acquired by the Company; plus (ii) the amount of the nominal value of COINTEL’s notes denominated in pesos acquired by the Company, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by the Company to the holders of COINTEL’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on COINTEL’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange TASA- COINTEL’s notes. In addition, the Company paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by the Company as described above.

Pursuant to the exchange transaction described in note 13.b), in August 2003 the Company assigned as principal at maturity plus unpaid accrued interest paid by the Company, an amount equivalent to US$ 174 million of COINTEL’s negotiable obligations (Series A and B) to TISA thereby setting financial debt of the Company with TISA in an equivalent amount.

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1	PATRIOTIC BOND

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution No. 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the Federal Government has not paid off since January 2002, the related interest on such bond, the Company has compensated such interest against taxes. As of September 30, 2003 this bond has been disclosed under “Other receivables” in view of the use to be made of it.

In addition, under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with public debt securities, one of which is the Patriotic Bond.

Subsequently, Decree No. 2,243/02, established an 80 million pesos quota for the application of tax credits originated in the interest coupons related to the public debt securities previously mentioned. This quota will be allotted by the Treasury Secretary by making monthly tenders in which the holders of the above-mentioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota. Also, through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the coupons corresponding to such bonds were included in the regime established by Decree No. 2243/02. As concerns overdue and unpaid outstanding principal coupons, the Company is adopting the same policy as with interest coupons, following the above mentioned tender and quota mechanism.

The Company has valued and disclosed its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. The Company has made its estimates on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see note 2.4.c).

15.2	TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree No. 979/01, the Company signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million pesos), the benchmark stabilization coefficient being effective as from that date (the mentioned benchmark amounts to 44% as of September 30, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was made public in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003 and August 2003, the Company settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first and the second installment due for a technical value of approximately 8 million pesos, on both dates, adjusted by CER.

16.	PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of September 30, 2003. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.3).

16.2.	COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

16.3. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

During the nine-month period year ended September 30, 2003 and 2002, the following transactions were made with the controlling shareholder of the Company and companies related to the parent:

	September 30, 2003	September 30, 2002
Management Fee
Telefónica S.A.- Sucursal Argentina	71	102

Net income (loss) from goods and services

TCP S.A.	79	92
TDA S.A.	28	27
Atento Argentina S.A. (“Atento S.A.”)	(8)	(11)
Telefónica Ingeniería de Seguridad S.A.	(3)	(3)
Telefónica Data USA	(1)	(2)
Emergia Argentina S.A. (“Emergia S.A.”)	4	7
Emergia Uruguay	1	—
Adquira Argentina S.A. (“Adquira S.A.”)	(1)	—
C.P.T. Telefónica Perú	2	(7)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	(1)	(1)
Telefónica S.A. (“TESA”)	—	(5)
Televisión Federal S.A.	(1)	(1)
CTC Chile	—	1
Terra Argentina S.A.	—	(1)
Telefónica Mundo	(1)	1

	98	97

Net financial charges
TISA	(172)	(237)
TCP S.A.	—	1
Telefónica Holding de Argentina S.A.	—	1
COINTEL	—	2

	(172)	(233)

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of September 30, 2003 and December 31, 2002 are:

	September 30, 2003	December 31, 2002
ASSETS
Trade receivables

CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“ATCO”)	1	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	4	—

Total Trade receivables	11	12

Other receivables

TCP S.A.	—	4
TDA S.A.	41	27
COINTEL	—	3
T-Gestiona S.A.	4	5
TYSSA S.A.	—	1
Adquira S.A.	—	1
Terra Argentina S.A.	1	—
Atento S.A.	5	4

Total Other receivables	51	45
TOTAL ASSETS	62	57

	September 30, 2003	December 31, 2002
LIABILITIES
Trade Payables

TESA	3	4
Telefónica S.A. – Sucursal Argentina (1)	70	76
Emergia S.A.	67	70
Telefónica Procesos y Tecnología de la Información	1	27
Emergia Uruguay	—	11
Emergia Brasil	1	—
Telefónica Servicios Audiovisuales	1	1
Telefónica Sistemas S.A.	1	—
C.P.T. Telefónica Perú	3	4
Telefónica Empresas S.A. Brasil	2	—
Telefónica Investigación y Desarrollo S.A.	2	1

Total Trade Payables	151	194

Bank and Financial Liabilities
TISA (2)	1,712	3,020

Total Bank and Financial Liabilities	1,712	3,020

Other Payables
TESA	9	9
TCP S.A.	12	—
Telefónica S.A. - Sucursal Argentina	2	—
Atento S.A.	—	1

Total Other Payables	23	10
TOTAL LIABILITIES	1,886	3,224

(1)	Includes 70 million and 74 million pesos of September 30, 2003 and December 31, 2002 corresponding to liabilities by management fee.
(2)	See note 14.

17.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

Under Resolution No. 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company´s Management and its legal counsel, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) the Company is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the S.C. have issued the following resolutions:

•	National Executive Power Decree No. 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.1).

•	Decree No. 764/00 repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The S.C. issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Through Resolution No. 109/00, the S.C. declared the Radio Spectrum Administration and Management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and aggregate value services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the S.C. subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. As of to date, not a single carrier has requested this service. (See note 11.1.)

18.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

On August 9, 2000, the Company decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of the Company) to 17 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times and the last was September 25, 2003. At the end of the program, the eligible shares were 17,481, which involved a total amount of 349,620 options that corresponds to a total of 11 executives of the Company. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for the Company is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and Social security taxes” in note 22.h).

- TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The eligible shares under the program corresponding to Telefónica and Telinver´s personnel as of September 30, 2003 and December 31, 2002 total 100,531 and 103,070 options respectively, involving a total amount of 2,613,806 and 2,679,820, as of that dates.

19.	RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restriction will not have a significant effect on the Company’s operations.

20.	BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations (local and long distance services) and ii) the publication of telephone directories (Yellow Pages) and call centers operations segment included in Telinver’s operations.

	Basic Telephony Services		Yellow Pages Services and Call Centers	Consolidation Adjustments / Reclassifications (1)	Total
September 30, 2003
Net revenues to unaffiliated customers	1,987		19	—	2,006
Net intersegment revenues	5		1	(6)	—

Total Net Revenues	1,992		20	(6)	2,006
Net Income	525		1	—	526
Depreciation and Amortization	976		4	—	980
Investment on Fixed and Intangible Assets	92		—	—	92
Total Assets	8,479		91	(3)	8,567
Total Liabilities	5,536	(2)	135	(3)	5,668
Investments in equity method investees	3		—	—	3

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the liabilities related to the Company’s investment in Telinver.

21.	ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

22.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)	Net retirements and transfers	Amounts at the end of period
Land	117	—	—	117
Buildings	1,738	—	1	1,739
Switching equipment	4,142	—	10	4,152
Transmission equipment	3,686	—	89	3,775
Network installation	7,537	—	2	7,539
Telephones, switchboards and booths	626	12	(12)	626
Furniture, software and office equipment	1,000	1	13	1,014
Automobiles	32	1	(7)	26
Construction in process	229	46	(116)	159
Materials	103	16	(23)	96
Prepayments to vendors	11	(1)	—	10

Total	19,221	75	(43)	19,253

	Depreciation					Net book value at the end of period
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at the end of period
Land	—	—	—	—	—	117
Buildings	452	50	32	—	484	1,255
Switching equipment	2,989	10	249	—	3,238	914
Transmission equipment	2,169	10	241	—	2,410	1,365
Network installation	3,655	15	328	—	3,983	3,556
Telephones, switchboards and booths	587	5	32	(13)	606	20
Furniture, software and office equipment	861	1 - 3	76	—	937	77
Automobiles	32	5	1	(7)	26	—
Construction in process	—	—	—	—	—	159
Materials	—	—	—	—	—	96
Prepayments to vendors	—	—	—	—	—	10

Total	10,745		959	(20)	11,684	7,569

(1)	In 2003, capitalized interests in construction in process amounts to 4. See note 2.4.g).

a)	Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (2)(3)	Net retirements and transfers (4)	Amounts at the end of year
Land	119	1	(3)	117
Buildings	1,733	1	4	1,738
Switching equipment	4,062	—	79	4,141
Transmission equipment	3,411	—	276	3,687
Network installation	7,319	—	218	7,537
Telephones, switchboards and booths	624	11	(9)	626
Furniture, software and office equipment	948	16	36	1,000
Automobiles	47	—	(15)	32
Construction in process	756	127	(654)	229
Materials (1)	115	22	(34)	103
Prepayments to vendors	9	2	—	11

Total	19,143	180	(102)	19,221

	Depreciation					Net book Value at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements (4)	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	405	50	48	(1)	452	1,286
Switching equipment	2,635	10	353	—	2,988	1,153
Transmission equipment	1,857	10	313	—	2,170	1,517
Network installation	3,214	15	441	—	3,655	3,882
Telephones, switchboards and booths	556	5	47	(16)	587	39
Furniture, software and office equipment	712	1 - 3	149	—	861	139
Automobiles	47	5	—	(15)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayments to vendors	—	—	—	—	—	11

Total	9,426		1,351	(32)	10,745	8,476

(1)	Net retirements and transfers include transfers from construction in process to materials for 26.
(2)	In 2002, capitalized interests in construction in process amounts to 8. See note 2.4.g).
(3)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See note 2.4.g).
(4)	Includes 3 of real property intended for sale. See notes 2.4.e) and 3.1. e).

b)	Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of period
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Cost associated with the issuance of debt	56	17	73
License (Frequencies) (1)	59	—	59

Total	192	17	209

	Amortization
Main account	At beginning of year	For the period		At end of period	Net book value
Licenses to use the Logo and trademarks	12	2		14	36
Assignment of rights	12	2		14	8
No competition clause	3	1		4	1
Cost associated with the issuance of debt	29	15	(2)	44	29
License (Frequencies) (1)	49	1		50	9

Total	105	21		126	83

(1)	At end of period, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.
(2)	Includes 8 corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 13) as mentioned in note 2.4.h).

b)	Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	Decreases	At end of year
Licenses to use the Logo and trademarks	42	8	—	50
Assignment of rights	22	—	—	22
No competition clause	5	—	—	5
Cost associated with the issuance of debt	39	17	—	56
License (Frequencies) (1)	70	—	(11)	59

Total	178	25	(11)	192

	Amortization
Main account	At beginning of year	For the year	Decreases	At end of year	Net book value
Licenses to use the Logo and trademarks	9	3	—	12	38
Assignment of rights	9	3	—	12	10
No competition clause	2	1	—	3	2
Cost associated with the issuance of debt	22	7	—	29	27
License (Frequencies) (1)	24	28	(3)	49	10

Total	66	42	(3)	105	87

(1)	At end of year, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.

c)	Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos (except as otherwise indicated), restated as described in note 2.2)

	September 30, 2003					December 31, 2002
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost (1)	Book Value	Book value
Current assets:
US Treasury Bills	—	—	—	—	—	5

Total current					—	5

Noncurrent assets (1):
Other investments	—	—	—	—	12	13
Subsidiaries and affiliates
E-Commerce Latina S.A. (2)	Common	$1.0	12,000	33	3	5

Total noncurrent					15	18

Total					15	23

(1)	See note 2.4.f).
(2)	Financial Statements for the three-month period ended September 30, 2003 approved by E-Commerce Latina S.A.’s Board of Directors on October 17, 2003, with auditor’s report by Abelovich, Polano & Asociados dated October 17, 2003, without observations.

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d)	Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September 30, 2003	December 31, 2002
Main account and features	Book value
Current investments:
Foreign currency deposits (note 22.g)	334	347
Local currency deposits	1	1
Mutual funds	2	—

Total	337	348

e)	Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September 30, 2003
Account	Balance at beginning of year	Increases		Decreases (2)		Balance at end of period
Deducted from current assets:
For doubtful accounts	380	53	(1)	(164	) (4)	269
For impairment in value and slow turnover	7	—		—		7

	387	53		(164)		276
Deducted from noncurrent assets:
For doubtful accounts	25	—		(11	) (4)	14
For other receivables – Deferred tax assets (3)	1,660	—		(388)		1,272

	1,685	—		(399)		1,286

Total	2,072	53	(1)	(563)		1,562

Included in current liabilities:
Contingencies	3	2		(1)		4

	3	2		(1)		4
Included in noncurrent liabilities:
Contingencies	160	51		(1)		210

Total	163	53	(5)	(2)		214

	December 31, 2002
Account	Balance at beginning of year	Increases	Decreases (2)	Balance at end of period
Deducted from current assets:
For doubtful accounts	621	232	(473)	380
For impairment in value and slow turnover	15	—	(8)	7

	636	232	(481)	387
Deducted from noncurrent assets:
For doubtful accounts	93	—	(68)	25
For other receivables - Deferred tax assets (3)	21	1,639	—	1,660

	114	1,639	(68)	1,685

Total	750	1,871	(549)	2,072

Included in current liabilities:
Contingencies	6	3	(6)	3

	6	3	(6)	3
Included in noncurrent liabilities:
Contingencies	195	84	(119)	160

Total	201	87	(125)	163

(1)	Includes 2 in Selling and Operating expenses in the consolidated statement of operations.
(2)	Include the monetary gain effect on balances.
(3)	See note 2.4.k).
(4)	Includes 50 million of collection of balances from customers provisioned at the beginning of the fiscal year.
(5)	Includes 24 in Other expenses net and 29 in Financial income/loss on liabilities in the consolidated statement of operations.

f)	Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September 30, 2003	September 30, 2002
Inventories at beginning of year (2)	22	55
Purchases	12	20
Operating expenses (note 22.h)	10	12
Holding (losses)/gains	—	(18)

Subtotal	44	69
Inventories at end of period (note 3.1.d)	(26)	(53)

Total (note 3.1.k)	18	16

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2003, net of 2 million corresponding to the paper consumption provision of Telinver.

g)	Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September 30, 2003				December 31, 2002
	Amount in units of foreign currency (3)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (3)	Currency	Book value in millions of pesos
ASSETS

Current assets
Investments
Foreign currency deposits	114	US$	2.915000	334	103	US$	347
US Treasury Bills	—	—	—	—	2	US$	5

Trade receivables	13	US$	2.915000	37	19	US$	63
	1	SDR	4.167838	5	2	SDR	8
	—		£4.850000	1	—	—	—
Other receivables
Related Companies	8	US$	2.915000	23	6	US$	20
Financial prepayments	—	—	—	—	4	US$	12
Prepayment to vendors (1)	1	US$	2.915000	3	2	US$	5
	3	EURO	3.395100	10	3	EURO	11
Patriotic Bond (2)	5	US$	2.910000	15	18	US$	61
Other	—	—	—	—	2	US$	7

Total current assets				428			539

Noncurrent assets

Investments
Other investments	4	US$	2.815000	12	4	US$	13

Other receivables
Patriotic Bond (2)	23	US$	2.910000	67	12	US$	41

Total noncurrent assets				79			54

Total assets				507			593

LIABILITIES

Current liabilities

Trade payables	31	US$	2.915000	91	42	US$	143
	4	SDR	4.167838	17	5	SDR	21
	3	EURO	3.395100	10	2	EURO	9
	—		£4.850000	1	—		£1
Bank and financial payables	644	US$	2.915000	1,877	957	US$	3,248
	2	EURO	3.395100	7	2	EURO	8
	1,063		¥0.026169	28	1,116		¥32
Other payables
Related Companies	—	US$	2.915000	1	—	—	—
Other	4	US$	2.915000	11	1	US$	5
	3	EURO	3.395100	9	3	EURO	9

Total current liabilities				2,052			3,476

Noncurrent liabilities

Bank and financial payables	865	US$	2.915000	2,521	784	US$	2,661
	20	EURO	3.395100	69	22	EURO	79
	6,744		¥0.026169	176	7,779		¥223
Other payables	11	US$	2.915000	31	9	US$	32

Total noncurrent liabilities				2,797			2,995

Total liabilities				4,849			6,471

(1)	Includes 12 and 15 in 2003 and 2002, respectively, corresponding to prepayment to vendors for purchases of fixed assets and materials.
(2)	Corresponding to AFIP exchange rate effective at September 30, 2003.
(3)	Includes figures less than a million.

US$:	US dollars	EURO:	European Currency
¥:	Yens	SDR:	Special Drawing Rights
FF:	French Franc
£:	Pounds

h)	Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	September 30, 2003						September 30, 2002
	OPERATING EXPENSES
ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	TOTAL	TOTAL
Salaries and social security taxes	189	6	38	31	—	264	346
Other Payroll expenses	1	1	3	1	—	6	7
Fixed assets depreciation	881	—	69	9	—	959	1,039
Fees and payments for services	210	1	112	37	—	360	448
Directors’ and statutory auditors’ fees	—	—	2	—	—	2	1
Insurance	—	—	11	—	—	11	11
Material consumption and other expenditures	32	—	3	4	—	39	71
Management fee	63	—	8	—	—	71	102
Transportation	8	1	—	1	—	10	12
Taxes	24	—	2	8	—	34	38
Rentals	28	1	4	2	—	35	69
Commissions	—	—	—	16	—	16	23
Allowance for doubtful accounts	—	—	—	2	—	2	203
Net book value of fixed assets retired	—	—	—	—	—	—	4
Intangible assets amortization	3	—	3	—	—	6	32
Employee terminations	—	—	—	—	32	32	36
Tax on checking account credits and debits	—	—	21	—	—	21	36
Other	—	—	—	—	27	27	61

Total September 30, 2003	1,439	10	276	111	59	1,895

Total September 30, 2002	1,718	12	336	372	101		2,539

Item 2

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the nine-month periods ended September 30, 2003 and 2002. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see note 2.2, 2.3 and 2.4 to the consolidated financial statements).

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”) . The preparation of financial statements in accordance with generally accepted accounting principles requires the Company´s Management to make estimates. Ultimate results could differ from those estimated if the Company´s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its critical accounting policies. The Company´s accounting policies are more fully described in Notes 2, 14 and 15 to its financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company will not default in the payment of its debt, with regard to the classification of its noncurrent debt;

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to its financial position, as well as its results of operations. Company’s Management assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flows method for tariff projections. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management´s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

2

The Company has estimated based on current assumptions that the carrying amount of its fixed assets for the telecommunications business of 7,555 million pesos and tax on minimum presumed income of 75 million pesos of the Company and Telinver as of September 30, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on the Company´s current estimates of future cash flows within the scope of the Transfer Contract;

•	the creation of reserves for contingencies assessed as likely by the Company´s Management, based on its estimates and in the opinion of legal counsels (see Note 12 to the financial statements with respect to unreserved contingencies);

•	the Company’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making its assessment, the Company’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see note 11.1 to the financial statements), the Company has established an allowance against its net balance of deferred tax assets, the recovery of which depends on the generation of future taxable income;

•	the creation of allowances, amounting to 283 million pesos set up mainly to cover a portion of overdue sales receivables that total 304 million pesos as of September 30, 2003, based on the Company’s estimations regarding the terms and conditions of their potential future collection; and

•	the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See notes 2.6 and 15.1 to the financial statements. The Company has valued and disclosed its holding of Patriotic Bonds considering that it shall be recovered in the form of a like-amount tax credit. The Company has made its estimate on the assumption that the special conditions under which the bonds were issued will be honored, thereby ensuring their recoverability (see notes 2.4.c) and 15. to the financial statements).

The preparation of financial statements in conformity with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may significantly differ from those estimated by the Company’s Management. See notes 2.4.g), 2.4.k), 2.7, 11, 14 and 15 to the financial statements.

The financial statements include the effect derived from regulations in economic and exchange matters known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Argentine Government may undertake in the future will be reported in the financial statements as Management becomes aware of them. See Note 2.8 to the financial statements.

Modification of Argentine GAAP

Effective December 8, 2000, the Governing Board of Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolutions (“TR”) Nos. 16, 17, 18, and 19 introducing changes in professional accounting principles relating to valuation and disclosure. On December 21, 2001, these resolutions were adopted, with certain amendments, by Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) to become mandatory for the preparation of financial statements covering fiscal years beginning after July 1, 2002. In addition, on April 5, 2002, the FACPCE Governing Board issued TR No. 20, “Derivative financial instruments and hedging transactions,” which was subsequently adopted by CPCECABA on October 30, 2002, again with certain amendments. The provisions contained in this resolution are applicable as from January 1, 2003. These new rules were approved, with certain amendments, by the CNV in its Resolution No. 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 with the possibility of applying them in advance.

3

For that reason, the Company’s financial statements have been prepared in accordance with the accounting standards, approved by the CPCECABA and subsequently adopted by the CNV (see notes 2.2. and 2.3. to the financial statements).

The main amendments introduced by the new accounting standards, in accordance with Resolution No. 434 of the CNV, applicable to the Company and to its controlled company are: a) the accounting measurement of certain receivables and liabilities at their discounted value, b) the recognition of derived financial instruments at their fair value at the date of the measurement, (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

On February 5, 2003, the FACPCE approved TR No. 21, which replaces TR Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, the CPCECABA approved TR No. 21 with some amendments. TR No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s Operating and Financial Review and Prospect, the approval of the above mentioned TR is pending by the CNV.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

In December 2001, an unprecedented institutional, political, economic, financial and social crisis came to a head in Argentina and forced the resignation of its then president, Fernando de la Rúa. After a number of failed attempts, a special assembly of the National Congress appointed Eduardo Duhalde as caretaker president to head a transition government through late 2003.

The crisis gained new heights in early 2002 following a number of economic policy decisions that severely disrupted the rules of the game and agreements as it had been played so far: Argentina in an unilateral way announced the default of its public debt to private creditors and devalued its domestic currency (with an initial exchange rate set by the government at $ 1.40 = US$ 1.00, that after a liberalization of the exchange market plummeted to around $ 4.00 = US$ 1.00 but eventually recouped in levels such as $ 3.00 = US$ 1.00 in recent months). Coupled to the devaluation, the government ordered what was known as an “asymmetric pesification” of the economy where bank deposits ($ 1.40 = US$ 1.00), liabilities ($ 1.00 = US$ 1.00) and the public debt ($ 1.40 = US$ 1.00) were converted into pesos. Public utility rates were converted into pesos and frozen, fixed-term bank deposits were rescheduled (thus being trapped in the so-called “corralón”), restrictions on cash withdrawals (the “corralito”) were maintained, and additional foreign exchange market controls were imposed to further curb free market conditions. All these governmental actions had the effect of pushing the devaluation even deeper, since any cash trickling out of the financial system was used to purchase U.S. dollars.

At the same time, economic activity fell to an all-time low and both retail and wholesale prices rocketed despite the damping effect that should have derived from the pesification of financial assets along with a freeze on salaries and public utility rates.

Conditions have stabilized in late 2002 (principally in financial terms and in general economic activity). An announcement that early presidential elections will be held in March 2003 (though subsequently postponed to April 2003) and that a new government will take over in May 2003 had an almost instant soothing effect on the concerns of private economic players as it means that the interregnum of political transition is finally coming to an

4

end. This decision along with certain positive attitudes adopted by the government eased the way for the resumption of talks with the International Monetary Fund (“IMF”) with a view to rescheduling short-term payments due through late 2003 on Argentina’s foreign debt to multilateral credit agencies, the commitments being so large that they could not be expected to be paid out of the country’s liquid Central Bank reserves.

As a result of the negotiations carried out during January 2003, an agreement was reached pursuant to which the maturity of an amount close to US$ 16 billion was extended until August 2003. Later, in September 2003, a new agreement was closed, which is to be in effect for three years. Under this agreement the maturity of a total amount of US$ 21 billion was extended, and certain qualitative targets and broader fiscal/monetary goals were set that will require political governance for approval on the part of the Argentine Congress. Upon signing such agreement with the IMF, the Argentine Government announced its position with respect to the negotiation of the country’s defaulted sovereign debt by offering external creditors an average 75% reduction. However, most of the issues, which resolution is being claimed by international investors, were postponed for the current Kirchner administration.

Relatively brighter expectations and a gradual tightening of foreign exchange controls were the forces behind a stabilization of the Peso-U.S. dollar exchange rate around $ 3.45 = US$ 1.00 since August 2002 (to close at $ 2.915 = US$ 1.00 on September 30, 2003) and simultaneously, a partial replenishment of liquid Central Bank reserves, even though payments of principal and interest by the Government continued to be made to international multilateral lending agencies. Since the beginning of 2003, such restrictions started to be loosened in order to hold back the fall in the U.S. dollar exchange rate at the risk of competitiveness loss. As from May, it will no longer be necessary to obtain the Argentine Central Bank’s consent in order to make principal and interest payments, consequently affecting numerous companies with foreign creditors.

There has not been a material impact on the demand for U.S. dollars since these measures have been in force. In addition, the appreciation of the peso continues hand in hand with low positive real interest rates. Stability and the ensuing decrease in the U.S. dollar quotation has fostered investments denominated in pesos, such as fixed term deposits, Central Bank Bills (LEBAC) or stock investments, gradually reducing interest rates, which currently stand at approximately 4.0% per annum for 30 to 60 day terms, having reached 78.0% per annum in July, 2002.

This stability also managed to rein in domestic prices, both on the retail and wholesale fronts in the last nine-month period. Over the past fiscal year (retail prices: +41.00% and wholesale prices: +118.00%), inflation escalated at a lower than initially anticipated pace, a fact that would seem all the more surprising when contrasted with a 237% depreciation of the peso relative to the U.S. dollar in that period. This unexpected performance was the result of a virtual freeze on wages, a very high rate of unemployment and underemployment that severely impacted on domestic demand that, in addition to the freeze on public utility rates, kept retail prices from climbing higher. In the nine-month period ended September 30, 2003, the Argentine peso accumulated a 13.5% appreciation, with the exchange range at $ 2.9 = US$ 1.00. Retail prices (as measured by the Consumer Price Index, “CPI”) accumulated +2.6%, while wholesale prices (as measured by the Wholesale Price Index) accumulated a decrease of 1.4%.

Looking at economic activity as a whole, certain signs observed in the second quarter of 2002 might seem to suggest a slowdown in recession and even a gradual reversal of the sectors indicators. No claim can as yet be assertively made that recovery is on the firm, even though a strong reshuffle in relative prices and the improved competitiveness of Argentina’s goods following the devaluation of its currency communicate their beneficial effects to exporters and businesses engaged in producing substitutes for lightweight imports. This is particularly evident in the behavior of the manufacturing industry, construction, sectors related to primary and agribusiness exports and partly in the tourism services, whereas the remaining supply of services seems to have stabilized in the last months. This trend towards the improvement of the activity continues during July-September, although there were some deceleration signs associated with the electoral period May-June. In the first semester of 2003, there was an actual annual GDP increase of 6.6% a year, after an annual 10.8% contraction at the end of year 2002, which meant one of the most severe recession of the Argentine history.

Exports are not significantly cashing in on the competitive edge provided by a much cheaper peso. In the course of 2002, quantities shrank slightly (-1%) which indicates that, at least in the short term, a devaluation is not the ideal recipe to boost exports if not accompanied by credit lines for production and exports. As regards imports, the process seen in the prior year is now more marked, showing a 54% decrease in the quantities bought. Therefore, the trade account surplus was considerably broader: the amount at year-end was US$ 16.4 billion. During the first nine months of 2003, dynamism in both imports and exports increased gradually even though compared to the period of highest uncertainty of the Argentine crisis.

The reversal of the trade balance (both in terms of assets and non-financial services) together with the foreign default resulted into a surplus-yielding current account balance in 2002 that partly financed the capital outflow from the banking system, especially during the first months of 2002; the rest was financed with a drop in the liquid reserves held in the Central Bank of the Argentine Republic. The capital account showed a major

5

outflow of funds in spite of the restrictions imposed on the foreign exchange market, which were gradually loosened starting in early 2003, basically because during the first months of 2002 the major part of the capital leaving the financial system was used to acquire U.S. dollars. The non-financial private sector met, in the course of the year, some debt maturities and so did the non-financial public sector that met the maturity dates agreed upon with multilateral credit organizations. In the course of the first half of 2003, external accounts have been showing, once again, the general behavior patterns of the most recent quarters, showing a major favorable current account balance, higher than the deficit in the capital account, which results in a net accumulation of liquid reserves in the Central Bank that exceeds, at present, the amount of US$ 13.4 billion.

For the remaining portion of the year, as well as for 2004, the expectation is that economic activities will pick up rhythm at a faster pace as a result of the increase in confidence shown by economic agents and by a stepwise increase in the business environment. The inflation rate would be under control although there is an expectation of higher increases in private salaries and adjustments in public tariffs for the coming quarters. As a result, the pass-through level (i.e., the transfer of the effects of the devaluation to the inflation rate) will continue to increase as the expectation is that the inflation rate will be positive in comparison with the appreciation rate of the Argentine Peso by the end of the year. Employment problems would still be high even though the official measurement of the unemployment rate would decrease as a consequence of including as employed people the heads of households currently benefiting from the aid plan granted by the Government in subsequent measurements.

The perspectives related to the exchange rate are aimed at an appreciation of the Peso with respect to the level it had at the end of 2002. Supply flows related to a trade surplus and to inflow/repatriation of capital will continue to overcompensate the weak demand in the foreign exchange market and the residual flight of capitals. Effective interest rates would have a slightly positive sign, which would put an end to the process of reduction in the volume of loans. Acceptance of deposits would still be aimed at meeting potential bank liquidity needs although there would a possibility of expanding credit to consumer loans.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	September 30,
	2003	2002
Wholesale price index (% change) (1)	(1.3)	121.2

(1)	Price index figures are for the nine-month periods ended September 30, 2003 and 2002.

	September 30,
	2003 (3)	2002 (2)
Gross domestic product (annual % change)	7.1	(15.4)

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

6

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied a transitional adjustment in tariffs, but no decision has been made yet.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposal to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

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If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractor or lender to suspend or alter compliance with their duties.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If as a result of the above mentioned renegotiation future rates evolve at a pace that does not allow restoring the economic and financial equation contemplated in the List of Conditions and Transfer Agreement, such rate system would have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of this operating review, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

Comparison of Results of Operations for the nine-month periods ended September 30, 2003 and 2002.

All references made below to 2003 and 2002 are to the Company’s for the nine-month periods ended September 30, 2003 and 2002, restated as described in note 2.2 to the financial statements.

For purposes of this section, references to the “Company” are to the Company together with its consolidated affiliates.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the financial statements.

Net Revenues

Net revenues decreased by 17.7% to $2,006 million in 2003 from $2,436 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 27% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for the nine- month periods ended September 30, 2003 and 2002 restated as described in note 2.2 to the financial statements.

	Millions of Argentine Pesos
	2003	2002
Basic telephone service
Measured service	597	735
Monthly basic charges (1)	496	666
Special services	264	299
Installation charges	23	35
Public phones	135	182
Access charges	235	246
International long-distance service	78	71
Telephone equipment	8	17
Publishing of telephone directories	17	27
Other	153	158

Total	2,006	2,436

(1)	Includes monthly basic charges and charges for supplemental services.

The main variation (in million pesos, restated as described in note 2.2) refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, and to customers of other operators routed through the Company’s networks as well as other operators’ networks. In this latter case, the Company bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

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Measured service decreased by 18,8% to $597 million in 2003 from $735 million in 2002. The variation was mainly due to a decrease in rates measured in real terms by approximately 27% as a result of applying the same rate per telephone pulse of $0.0469 in each period in the inflationary context previously described, partially offset by: (i) a decrease in commercial discounts and in discounts for low consumption in 2003 compared to 2002; (ii) a 5% increase in average local and national long-distance consumption by line; and (iii) an increase of approximately 1% in the average number of billable lines.

Monthly basic charges decreased by 25.5% to $496 million in 2003 from $666 million in 2002. The variation was mainly due to the rate reduction in real terms of about 27% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously. Additionally, there was a decrease in discounts granted to customers and subscriptions mainly due to customers who have been disconnected for non-payment during fiscal year 2003.

Special services decreased by 11.7% to $264 million in 2003 from $299 million in 2002. The changes were principally due to a drop in prices in real terms that has affected the Digital Trunk Access, collect call charges and prepaid cards and internet access, mainly offset by a 30% increase as minutes used in pre-paid cards and an increase in Internet traffic.

Revenues from installation charges decreased by 34.3% to $23 million in 2003 from $35 million in 2002. The change was principally due to a decrease in prices in real terms.

Revenues from public phones decreased by 25.8% to $135 million in 2003 from $182 million in 2002. The decrease was mainly due to: (i) a drop in prices (net of commissions) in real terms; (ii) a 9% decrease in the average lines of public telephony service slightly offset by a 16% increase in the average consumption by line.

Access charges revenues as of September 30, 2003 and 2002, amounted to $235 million and $246 million, respectively, representing a decrease of 4.5%. This variation was mainly due to a decrease in charges in real terms as a consequence of the conversion into pesos of the agreements between private parties partially offset by a 6% increase in interconnection services and the price re-negotiation with suppliers.

International long-distance service revenues increased by 9.9% to $78 million in 2003 from $71 million in 2002. This change was mainly due to: (i) a 32% increase in tariffs in pesos in real terms mainly because of a decrease in discounts and (ii) a 5.2% increase the incoming traffic liquidated with other international carriers and (iii) a decrease in the outgoing traffic liquidated with other international carriers of approximately 13%, partially offset by a 25% decrease in customers’ outgoing traffic.

Revenues from sale of equipments and telephone accessories dropped from $17 million in 2002 to $8 million in 2003, representing a 52.9% decrease. This variation is mainly due to a decrease in prices in real terms and to a 81% decrease in the sales of cell phones and IT equipment, slightly offset by a 25% increase in the sales of telephone wireline services.

Revenues from the publishing of telephone directories were $17 million in 2003 that compared with $27 million in 2002 represent a decrease of 37%. This variation is mainly due to a drop in the publishing prices in real term.

“Other” income dropped to $153 million in 2003, from $158 million in 2002 which represent a decrease of 3.2%. This variation is mainly due to a $ 7 million decrease in sales of Direct Lines.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 24.5% to $1,844 million in 2003 from $2,442 million in 2002.

The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2003 and 2002 (net of intercompany eliminations), restated as described in note 2.2 to the financial statements.

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	Millions of Argentine pesos
	2003	2002
Salaries and social security taxes	264	346
Depreciation and amortization (1)	965	1,071
Fees and payments for services	360	448
Material consumption and other	39	71
Allowance for doubtful accounts	2	203
Sales costs (2)	8	4
Management fee	71	102
Other	135	197

Total	1,844	2,442

(1)	Excluding the portion corresponding to financial expenses.
(2)	Net in 2003 and 2002 of 3 million and 4 million, respectively, corresponding to capitalization of operating expenses from the directories business.

The main variation (in million pesos, restated as described in note 2.2.) refer to:

Salaries and social security taxes decreased by 23.7% to $264 million in 2003, from $346 million in 2002. The variation was mainly due to a drop in charges in real terms and a personnel reduction in Telefónica, which decreased to 8,715 in 2003 from 9,207 in 2002 not compensated by the salary raises granted nor by the non-salary additional amounts granted to personnel covered by the collective bargaining agreement.

The productivity index, measured as lines in service by employee grew from 480 in 2002 to 523 in 2003, which represents approximately a 9% increase.

Total depreciation and amortization presented a decrease to $965 million in 2003, from $1,071 million in 2002. The decrease was mainly due to assets that were no longer depreciated after September 30, 2002, partly offset by the depreciation of works in progress completed after that date.

Fees and service charge decreased by 19.6% to $360 million in 2003 from $448 million in 2002. The variation was primarily attributed to a reduction in service costs in real terms and particularly in constant amounts, there was a decrease in: i) technical services and IT: $9 million; ii) consulting services: $9 million; iii) costs with related companies: 9 million; iv) interconnection charges with other carriers: 20 million; v) network maintenance: $29 million and vi) other services such as commissions on third party channel sales, temporary personnel costs; security services; communication charges and traveling expenses: $15 million; these decreases are partially offset by an increase in i) publicity: $2 million and ii) expenses related to building refurbishing: $7 million.

Costs for consumption of materials and other supplies decreased from $71 million in 2002 to $39 million in 2003, which represents a 45.1% decrease. This decrease is due to a drop in charges in real terms and decrease in consumption due to a material decrease in cable theft and left-over materials.

The charge for the allowance for doubtful accounts decreased to $2 million in 2003 from $203 million in 2002. This represents a 99% decrease. The decrease is mainly due to the fact that in 2002 the Company prepared a new estimate of its past due trade receivables recoverability, taking into account the possible collection terms conditions resulting from debtors in arrears and the new recoverability plans implemented by the Company by the end of 2002. Additionally, during 2003, the Company has designed different plans to manage overdue balances and collections.

The cost of sales net of the capitalization of operating expenses related to directories publishing increased to $8 million in 2003, from $4 million in 2002. The cost of sales of telephone equipment, telephone accessories and other supplies, increased from $8 million in 2002 to $11 million in 2003, representing a 37.5% increase. This variation is mainly due to the increase in telephone and ADSL modem sales in 2 million.

Charges for management fees dropped from $ 102 million in fiscal year 2002 to $ 71 million in fiscal year 2003, which represents a 30.4% decrease. The reason for this is basically a decrease of charges in real terms and a decrease in the percentage used to determine the obligation, from 9% to 4% as described in note 1.1. to the financial statements, partially offset by an increase in income considered for fee calculation.

The charge to income of other operating costs decreased from $197 million in 2002, to $135 million in 2003, which represents a 31.8% decrease. The variation was mainly due to the decrease in costs in real terms. Particularly, in constant terms, there was a $34 million decrease in leases and a $7 million decrease in commissions offset by a $15 million decrease in tax on checking account credits and debits.

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Financial Gains and Losses

Consolidated gross capitalized interest totaled $4 million in 2003 and $8 million in 2002 (see note 2.4.g) to the financial statements). In 2003 and 2002, net financial gains and losses amounted to a gain of $425 million and a loss of $3,642 million, respectively, representing an increase in such charges of $4,067 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that net of the result from the monetary gain/loss, amounted to a gain of $794 million in 2003 to a loss of $2,966 million in 2002. In addition, interest charges decreased by $176 million, to a loss of $361 million in 2003 from a loss of $537 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and of the interest rate applied to the debt of the Company with its indirect controlling company (TISA).

Other Expenses, Net

Other expenses, net decreased to $59 million in 2003 from $101 million in 2002, representing a decrease of 41.6% variation. Such decrease is mainly due to a decrease in charges in real terms. The variation in constant terms mainly results from a reduction in contingency charges of approximately $32 million, a $4 million decrease in fixed assets retirement and by a $4 million decrease in employee termination charges.

Income Tax

The charge to income of $51 million in 2002 corresponds to the reversal of net deferred tax liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see note 2.4.k to the financial statements).

Net income/loss

Net income increased from a loss of $3,697 million in 2002 to a gain of $526 million in 2003, mainly due to the variation of holding and financial income/(loss).

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company’s financial statements. By its Resolution No. 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

Additionally, the Company calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

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Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17).

The following activities: print media, radio and freight transportation are exempt from such repeal until July 31, 2003.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limiting the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500.

The Argentine Congress has recently enacted a reform to the Income Tax Law, not yet signed into effect by the National Executive Power, that modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a preliminary consideration that the above changes shall not have a significant impact on the Company.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, has been suspended until December 31, 2003.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the

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seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at 500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulletin on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in the Company’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At the Company’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes the Company, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of 100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made between March 1 and June 30, 2003.

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Decree No. 905/03 increased the non-wage allowance referred to above by $ 200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of $28 a month during 8 months until the total amount of $224 is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it be fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount be eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which the company residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25.585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers the company to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

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Decree No. 998/03 and General Resolution No. 1497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

Liquidity and Capital Resources.

In 2003 and 2002, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s cash and cash equivalents amounted to $354 million as of September 30, 2003 and 2002. Cash and cash equivalents in 2003 decreased by $45 million, equivalent to 11.3% from $399 million at the beginning of such period. As of September 30, 2003, 94.4% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 4.1% as of September 30, 2003.

Cash provided by operating activities in 2003 increased by $27 million, or 2.5%, to $1,093 million in 2003 from $1,066 million in 2002.

Financial resources

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables. However, owing to the macroeconomic situation described in note 2.7, as of the date of issuance of these Operating and Financial Review and Prospects, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Funds used for the purchase of fixed assets for the nine-month periods ended September 30, 2003 and 2002 totaled $75 million and $101 million, respectively (in 2002 net of $29 million of capitalized exchange differences and of $15 million financed by bank and financial payables).

The Company has borrowed funds from major financial institutions in an amount of $304 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met. Additionally, the Company used other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Negotiable Obligations

On May 19, 2003 the Company’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company:

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

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b) Offer to Exchange COINTEL’s Negotiable Obligations

COINTEL’s negotiable obligations as included in the exchange offer are COINTEL’s Series A notes issued in July 1997 for US$ 225 million and Series B notes for $ 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in November 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and $4.6 million (plus US$ 0.2 million and $0.1 million as interest accrued to that date) in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.2 million of negotiable obligations at 10.375% peso denominated notes due in November 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, as described in note 14, the Company transferred COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

After the exchange completed on August 7, 2003, the Company’s outstanding notes and amounts are as follows:

Month and year of issuance	Nominal amount (in millions)	Term (in years)	Maturity (month and year)	Annual interest rate (%)	Use of proceeds
11/94	US$81 (d)	10	11/2004	11.875	a)
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$220	7	11/2010	9.125	b)
08/03	$0.1 (c)	8	11/2011	10.375	b)
08/03	US$148.1	8	11/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities
c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.
d)	Includes 2 million bought by the company.

The shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

As of September 30, 2003, the Company and Telinver owed approximately $1.7 billion (approximately US$587 million) to related parties, which mature from November 2003 until March 2004, and accrue an 8% LIBO interest rate, which pays per month. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until March 20, 2004: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements. The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of November 10, 2003, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Company and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from COINTEL’s negotiable obligations acquired by the Company under the Offer to Exchange TASA-COINTEL’s negotiable obligations upon consummation of the Offer to Exchange COINTEL’s notes for the Company’s new notes as described in note 13.b) (“Offer to Exchange TASA-COINTEL”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, TISA settled a portion of the Company’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of COINTEL’s negotiable obligations denominated in U.S. dollars and acquired by the Company; plus (ii) the amount of the nominal value of COINTEL’s negotiable obligations denominated in pesos acquired by the Company, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by the Company

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to the holders of COINTEL’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on COINTEL’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange TASA-COINTELs’ notes. In addition, the Company paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by the Company as described above.

Pursuant to the exchange transaction described in note 13.b), in August 2003 the Company assigned as principal at maturity plus unpaid accrued interest paid by the Company, an amount equivalent to US$ 174 million of COINTEL’s negotiable obligations (Class A and B) to TISA, which has settled financial debts of the Company in an equivalent amount.

The following table contains a breakdown of the Company’s investments in fixed assets (1) for the nine-month periods ended September 30, 2003 and 2002.

	Millions of Argentine pesos
	2003	2002 (2)
Land, buildings and equipment	1	4
Transmission and switching equipment	25	67
External plant	4	7
Telephone equipment	11	12
Materials	16	4
Other	18	22

Total	75	116

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.
(2)	In 2002 net of $29 million corresponding to the capitalization of exchange differences.

Fixed assets relating to Telefónica’s telecommunications business were valued calculating their recoverable value on the basis of the Company’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of September 30, 2003 of 7,555 million pesos is fully recoverable, depends on the final effect of the outcome of the tariff re-negotiation over the economic-financial equation of the Company (see note 11.1.).

Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables as of September 30, 2003 amounted to approximately US$1.5 billion (approximately $4.4 billion), 22 million euro (approximately $76 million), and 7.8 billion Japanese yen (approximately $204 million). As of September 30, 2003, the Company also had the equivalent of approximately $171 million of trade and other payables denominated in foreign currencies. Approximately $507 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen- U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with its 7.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of September 30, 2003, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders equity.

Additionally, in December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, under Convertibility Law between peso and dollar, in connection with the Company’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

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Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	5,940	2,078	1,054	237	1,123	1,448
Other long-term obligations (1)	749	593	48	20	19	69

Total contractual cash obligations	6,689	2,671	1,102	257	1,142	1,517

Commercial Commitments
Other commercial commitments (2)	133	75	50	8	—	—

Total commercial commitments	133	75	50	8	—	—

(1)	Includes $181 million in foreign currency liabilities as of September 30, 2003.
(2)	Includes $49 million principally related to certain frame agreements, which the Company will apply in accordance to the Company’s needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at September 30, 2003. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at September 30, 2003. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and Development, Patents and Licenses.

The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	September-30-03	September-30-02
Billable lines of measured service	3,788,029	3,088,020
Lines installed	4,894,022	4,887,803
Lines in service	4,554,444	4,422,895
Lines in service per 100 inhabitants	26.7	24.4
Lines in service per employee	522.6	480.0
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	104,301	103,529

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Prospects of Telefónica de Argentina S.A.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the last quarter of 2002 and the first nine months of 2003, including slight wholesale price index deflation during the last quarter of 2002 and increases in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company continues to operate in a very difficult and volatile environment. In particular, the Company expects that the following circumstances may have a material effect on the results of its operations in future periods:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s need to roll over current liabilities and to continue obtaining waivers from its creditors;

•	how the government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very susceptible to changes in the peso / U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s operations and its financial position. The Company cannot assure that other laws that negatively affect its operations will not be introduced.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Pablo Llauró
Name: Pablo Llauró
Title: Assistant General Counsel

Date: December 5, 2003